Exhibit 99.4

Investor Relations	Media Relations
Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

CDC Software Announces Availability of New Product Lifecycle

Management Solution for Ross Enterprise that Shortens Time to

Market, Ensures Product Compliance, Enhances Productivity and Reduces Costs

SHANGHAI, ATLANTA — Sept. 08, 2010 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, announced today the availability of Product Lifecycle Management for CDC Ross Enterprise (Ross PLM), a new module that helps process manufacturers shorten their time to market, facilitate product compliance, increase productivity and collaboration across the product lifecycle, reduce costs, and ultimately, improve profitability.

Ross PLM is a scalable solution that covers functional areas such as new product development, portfolio management, product and packaging design, quality and regulatory compliance and sourcing. The solution provides an information backbone for process manufacturers to manage virtually all aspects of their product’s life, no matter how complex.

Ross PLM delivers faster formulation benefits in the form of reduced development time with the ability to create recipes from scratch, modify or add ingredients to an existing recipe or from a template. It helps reduce water loss with the ability to specify target output levels for formula or recipe components and it enables a manufacturer to take complete control over a mass replace of an ingredient in multiple formulas.

The new product features templates to help process manufacturers facilitate compliance by generating global regulatory documentation for multiple specifications in a variety of regions. It also dynamically generates labeling on nutrition, ingredient statements and other data required by regulators.

Litehouse Foods, a leading manufacturer of dressings, dips and sauces and a long-time customer of Ross ERP, plans to implement Ross PLM. “As a food manufacturer, we face a demanding business and regulatory environment that presents unique challenges when managing a product’s lifecycle,” said John Shaw, director of Information Technology and Purchasing at Litehouse Foods. “We expect Ross PLM will help us directly address those unique challenges while facilitating best practices across our entire product lifecycle.”

“Process manufacturers are faced with a host of challenges dealing with a volatile business environment, intense competition due to greater globalization, higher material costs and increased regulatory compliance where virtually every process in which the product is made is now just as important as the product itself,” said Alan MacLamroc, executive vice president and chief product and technology officer of CDC Software. “Ross PLM helps food, chemical and life science manufacturers directly address those challenges and ultimately reduce costs and risks, shorten the time to market for their products, facilitate their compliance requirements, improve collaboration within the company and with their suppliers, ensure product quality and ultimately improve their profitability.”

Ross PLM is an add-on module that can be implemented with either Ross ERP 6.3 or Ross ERP 6.4.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to 8,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to Ross PLM, our beliefs regarding the benefits and utility of Ross PLM Viewer, our beliefs regarding the potential effects and benefits for users of our products, including reduced costs, improved quality, and meeting regulatory requirements, our beliefs regarding additional planned product releases and the timing thereof, our beliefs regarding improvements in our internal development processes, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the process manufacturing industry; the continued ability of Ross Enterprise solutions to address industry-specific requirements of companies in the process manufacturing industry; demand for and market acceptance of new and existing Ross Enterprise solutions; development of new functionalities which would allow process manufacturers to compete more effectively and changes in the type of information required to compete in the process manufacturing industry. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 30, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.